245 Summer Street

Fidelity® Investments

Boston, MA 02210

February 13, 2019

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Select Portfolios (the trust): File Nos. 002-69972 and 811-03114 Communication Services Portfolio (the fund(s)) Post-Effective Amendment No. 148

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Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 148 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 472 under the 33 Act, each fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

This filing incorporates changes that were presented to shareholders at a meeting held October 17, 2018.  Principal changes and additions include: modification of the fund’s fundamental concentration and a name change.

Pursuant to Rule 485(a), the trust elects an effective date of April 29, 2019.  We request your comments by March 15, 2019. Please note that certain charts and tabular information will be included in the applicable Prospectus(es) and Statement(s) of Additional Information in a subsequent amendment to the trust’s Registration Statement.

Please contact Dana Turner at (603) 791-1092 with any questions or comments regarding this filing.

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/s/Dana Turner
Dana Turner Legal Product Group